EXHIBIT 21.1

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
Potbelly Illinois, Inc.	Illinois
Potbelly Sandwich Works, LLC	Illinois
Potbelly Franchising, LLC	Illinois
PSW 555 Twelfth Street, LLC	Illinois
PSW DC Acquisition LLC	Illinois
Potbelly Sandwich Works DC-1, LLC	Illinois
Potbelly Airport II Boston, LLC	Illinois
PSW PBD Acquisition LLC	Illinois
PSW Rockville Center, LLC	Illinois
PSW West Jackson, LLC	Illinois
Potbelly Airport Portland PDX, LLC	Illinois
Potbelly Airport Dulles IAD Joint Venture B, LLC	Illinois
Potbelly Airport Dulles IAD Joint Venture D, LLC	Illinois
Potbelly Airport Seattle SEA Joint Venture, LLC	Illinois
Potbelly Airport Logan BOS Joint Venture B, LLC	Illinois
Potbelly Airport Hopkins CLE JV, LLC	Illinois
Potbelly Airport Chicago ORD Joint Venture 5, LLC	Illinois